

SEC 16022235

SEC Mail Processing Section
OCT 31 2016
Washington DC
408

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 066105 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING September 1, 2015 (MM/DD/YY) AND ENDING August 31, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12007 Research Blvd.
(No. and Street)

Austin (City) Texas (State) 78759 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Szaniszlo, Managing Director (512) 467-3655
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) Texas (State) 75231 (Zip Code)

RECEIVED 2016 OCT 31 PM 1:47 SEC / TM

**CHECK ONE:**

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Chris Szaniszlo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CARRIE L. HENDERSON
Notary Public, State of Texas
Comm. Expires 08-28-2019
Notary ID 4832140

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST PUBLIC, LLC
# TABLE OF CONTENTS

**Financial Statements and Supplemental Information**



**Review Report on Management's Exemption Report**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Chris Szaniszlo, Managing Director
First Public, LLC

We have audited the accompanying statement of financial condition of First Public, LLC (the "Company") as of August 31, 2016, and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, LLC as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Public, LLC's financial statements. The information in Schedule I is the responsibility of First Public, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
October 27, 2016

# FIRST PUBLIC, LLC

## STATEMENT OF FINANCIAL CONDITION

## AUGUST 31, 2016

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,077,761 |
| Deposit with clearing organization | | 115,780 |
| Accounts receivable | | 462,831 |
| Prepaid expenses | | 34,776 |
| Total Assets | $ | 2,691,148 |

| LIABILITIES AND CAPITAL | | |
|---|---|---|
| Accounts payable | $ | 43,326 |
| Accounts payable to affiliated organization | | 997,433 |
| Accrued liabilities due affiliated organization | | 87,514 |
| Total Liabilities | | 1,128,273 |
| Retained earnings | | 1,562,875 |
| Total Capital | | 1,562,875 |
| Total Liabilities and Capital | $ | 2,691,148 |

The accompanying notes are an integral part of these financial statements.

**FIRST PUBLIC, LLC**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED AUGUST 31, 2016**

| | | |
|---|---|---|
| Revenue: | | |
| Lone Star Investment Pool administrative services | $ | 3,645,756 |
| Supplemental benefits administrative services | | 757,624 |
| Investment income, net | | 4,103 |
| Total Revenue | | 4,407,483 |
| | | |
| Operating Expenses: | | |
| Employee lease with affiliated organization | | 1,984,685 |
| Administrative services provided by affilitated organization | | 1,300,694 |
| Building lease with affiliated organization | | 81,885 |
| Insurance | | 51,978 |
| Consultants | | 77,443 |
| Other purchased and contract services | | 350,019 |
| Outside counsel | | 8,933 |
| Software support/license fee | | 22,200 |
| Clearing fees | | 25,140 |
| Financial audit | | 22,900 |
| Other expense | | 19,000 |
| Total Operating Expenses | | 3,944,877 |
| | | |
| Net Income | $ | 462,606 |

The accompanying notes are an integral part
of these financial statements.

## FIRST PUBLIC, LLC

## STATEMENT OF CHANGES IN MEMBER'S CAPITAL

## FOR THE YEAR ENDED AUGUST 31, 2016

| | | MEMBER'S CAPITAL |
|---|---|---|
| Beginning Balance | $ | 1,450,269 |
| Net income | | 462,606 |
| Capital distributions | | (350,000) |
| Ending Balance | $ | 1,562,875 |

The accompanying notes are an integral part of these financial statements.

**FIRST PUBLIC, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED AUGUST 31, 2016**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 462,606 |
| Changes in assets and liabilities: | |
| Increase in deposit held with clearing organization | (3,860) |
| Increase in accounts receivable | (207,854) |
| Increase in prepaid expenses | (1,447) |
| Increase in accounts payable | 3,378 |
| Increase in accounts payable to affiliated organization | 219,516 |
| Increase in accrued liabilities due affiliated organization | 28,938 |
| Net cash provided by operating activities | 501,277 |
| Cash flows from financing activities: | |
| Capital distributions to TASB | (350,000) |
| Net cash used in financing activities | (350,000) |
| Net increase in cash and cash equivalents | 151,277 |
| Cash and cash equivalents, beginning of year | 1,926,484 |
| Cash and cash equivalents, end of year | $ 2,077,761 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1–NATURE OF OPERATIONS

Formed in 2003, First Public, LLC (First Public) provides financial and insurance related services to school districts and other local governments within Texas. First Public is a Texas limited liability company (Texas Bus. Org. Code §101.001, et seq.) and a wholly-owned subsidiary of the Texas Association of School Boards, Inc. (TASB). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer, pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). First Public holds a general agency license with the Texas Department of Insurance for life, accident, and health/HMO insurance, and is a licensed Third Party Administrator (TPA).

## NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star Investment Pool (Lone Star) revenue is earned ratably over the service period based on the daily net asset values of Lone Star. Supplemental benefits administrative revenue is earned ratably based on commissions for premiums associated with participant enrollment in insurance programs underwritten by various carriers.

### USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2016, consist of cash and a money market mutual fund. The financial institutions holding First Public's cash accounts are participating in the Federal Deposit Insurance Corporation's (FDIC) insurance program. The financial institution holding First Public's money market mutual fund is a member of the Securities Investor Protection Corporation (SIPC). At August 31, 2016, First Public's interest bearing cash accounts were fully insured. Money market mutual funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE:

Accounts receivable are stated at the amount due to First Public. First Public may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Due to the nature of First Public accounts receivable, an allowance for doubtful accounts has not been established. At August 31, 2016, accounts receivable consist of Lone Star administrative service fees for August 2016 and outstanding Supplemental Benefits administrative services fees. Supplemental Benefits administrative service fees represent commissions earned by First Public through August 31, 2016, and that are still to be received from various carriers.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code. No provision for income tax expense has been made related to First Public activities in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2012.

SIGNIFICANT AGREEMENTS:

Under an administrative services agreement, First Public provides Lone Star with administrative and distribution services. Lone Star is a public funds investment pool established in 1991, in accordance with the Interlocal Cooperation Act, Chapter 791, Texas Government Code, and the Public Funds Investment Act, Chapter 2256, Texas Government Code. The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and agencies of the State of Texas. The current administrative services agreement between First Public and Lone Star is effective September 1, 2014 through August 31, 2019, and either party may terminate the agreement with 180 days prior written notice. First Public earned $3,645,756 under the agreement for the fiscal year ended August 31, 2016, which represents approximately 83 percent of First Public's total revenue. At August 31, 2016, $236,942 of this earned revenue was receivable from Lone Star.

Under an administrative services agreement, First Public provides the TASB Supplemental Employee Benefits Cooperative (Benefits Cooperative) with various administrative services. The Benefits Cooperative is organized under the Interlocal Cooperation Act, Chapter 791, Texas Government Code. The Benefits Cooperative assists participating governmental entities with attracting and retaining employees by offering group and individual insurance coverage, as well as other employee benefit-related services. First Public serves as agent of record for insurance carriers serving the Benefits Cooperative members. Additionally, First Public provides administrative services to the Benefits Cooperative that include, but are not limited to, engagement of various service providers (e.g. TPA, benefits consultant, and TPA software provider); publicizing and marketing; facilitating employee benefit enrollments for Benefits Cooperative members; and implementation of other Benefits Cooperative initiatives.

The current administrative services agreement between First Public and the Benefits Cooperative is effective January 27, 2015 through August 31, 2020, and either party may terminate the agreement with 180 days prior written notice. Under the agreement, in consideration for administrative services provided by First Public to the Benefits Cooperative, First Public is authorized to receive commissions under separate agreements with various insurance brokers and carriers that offer and provide related support for group and individual insurance coverage to Benefits Cooperative members and their employees. Commissions earned by First Public are based on monthly participant enrollment activity reported by individual carriers. First Public earned $757,624 under these agreements for the fiscal year ended August 31, 2016, which represents approximately 17 percent of First Public's total revenue. At August 31, 2016, $225,889 of this earned revenue was receivable from the various insurance brokers and carriers.

SUBSEQUENT EVENTS:

Subsequent events have been evaluated through October 27, 2016, which is the date the financial statements were issued.

**NOTE 3–RELATED PARTY TRANSACTIONS**

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, office space, and employee leasing. The administrative services agreement is for TASB's performance of administrative duties relating to the day-to-day operations and administration of First Public, including providing office equipment and supplies, facilitating employee benefits and insurance for First Public staff, and arranging, monitoring and paying for professional services required by First Public. The current administrative services agreement was entered into as of April 27, 2009, and remains in effect until terminated by either party for convenience (upon providing 30 days prior written notice) or for cause as set out in the agreement. For the fiscal year ended August 31, 2016, First Public incurred expenses totaling $1,300,694 under the agreement. At August 31, 2016, $446,855 and $11,083, has been recorded in accounts payable and accrued liabilities, respectively, in the Statement of Financial Condition.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into as of April 27, 2009 and remains in effect until terminated by either party providing 30 days prior written notice to the other party. For the fiscal year ended August 31, 2016, First Public incurred expenses totaling $1,984,685 under the agreement. At August 31, 2016, $530,107 and $76,431, has been recorded in accounts payable and accrued liabilities, respectively, in the Statement of Financial Condition.

During the year ended August 31, 2016, First Public made one distribution to TASB for a total of $350,000, which is reflected in the Statement of Changes in Member's Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

## NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2016, First Public had net capital of $1,024,183, which was $924,183 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was 1.10 to 1, at August 31, 2016.

First Public operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities. As an introducing broker, First Public will clear all transactions with and for customers on a fully disclosed basis through a clearing organization.

## NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective April 27, 2009. The lease was amended effective September 1, 2015. The current lease agreement, as amended, requires monthly payments of approximately $6,824, and remains in effect until terminated by either party providing 30 days prior written notice to the other party. Rent expense incurred for the fiscal year ended August 31, 2016 totaled $81,885. At August 31, 2016, $20,471 was owed to TASB under the terms of the lease agreement and has been recorded in accounts payable in the Statement of Financial Condition.

## NOTE 6–CLEARING ORGANIZATION

First Public, serving as the introducing broker, offers the opportunity to invest in fixed income securities. First Public has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions introduced by First Public. The clearing organization required that a security deposit balance of approximately $115,780, as of August 31, 2016, be maintained by First Public. The deposit with the clearing organization bears interest at a rate determined by the clearing organization.

## NOTE 7 – FAIR VALUE OF ASSETS AND LIABILITIES

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1** - Quoted prices for identical assets or liabilities in active markets that First Public has the ability to access.

- **Level 2** - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3** - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents and Deposit with Clearing Organization – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

Supplemental Information

**Schedule I**

# FIRST PUBLIC, LLC

## NET CAPITAL COMPUTATION

## AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

## AUGUST 31, 2016

| | | |
|---|---|---|
| Computation of net capital: | | |
| Total capital | $ | 1,562,875 |
| | | |
| Nonallowable assets: | | |
| Accounts receivable | | 462,831 |
| Prepaid expenses | | 34,776 |
| Total nonallowable assets | | 497,607 |
| | | |
| Net capital before haircuts on securities positions | | 1,065,268 |
| | | |
| Haircuts on securities | | 41,085 |
| | | |
| Net capital | | 1,024,183 |
| | | |
| Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness) | | 100,000 |
| | | |
| Excess net capital | $ | 924,183 |
| | | |
| Aggregate indebtedness | | $1,128,273 |
| Ratio of aggregate indebtedness to net capital | | 1.10 to 1 |

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2016 Part IIA FOCUS filing.

## Review Report of Independent Registered Public Accounting Firm on Management's Exemption Report

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To Chris Szaniszlo, Managing Director
First Public, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) First Public, LLC identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provision") under which First Public, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) First Public, LLC stated that First Public, LLC met the identified exemption provision throughout the most recent fiscal year without exception. First Public, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Public, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
October 27, 2016

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS



FIRST PUBLIC® Member FINRA/SIPC
12007 Research Blvd. • Austin, Texas 78759 • 800.558.8875 • Fax: 512 452.7842 • firstpublic.com

**EXEMPTION REPORT**
SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- First Public, LLC is a broker/dealer registered with the SEC and FINRA.
- First Public, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended August 31, 2016.
- First Public, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of First Public, LLC."

- First Public, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of September 1, 2015 through August 31, 2016, without exception.
- First Public, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of September 1, 2015 through August 31, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.



Chris Szaniszlo, Managing Director
First Public, LLC

10/27/16
Date

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

SEC
Mail Processing
Section
Washington DC
409

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

To Chris Szaniszlo, Managing Director
First Public, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2016, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. We were unable to compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as there were no such payments;;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended August 31, 2016 with the amounts reported in Form SIPC-7 for the year ended August 31, 2016, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no adjustments reported in either Form SIPC-7 or supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

RECEIVED
2016 OCT 31 PM 1:47
SEC / TM



Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

MOSS ADAMS LLP

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
October 27, 2016

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended August 31, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66105 FINRA Aug

First Public, LLC

12007 Research Blvd

Austin, TX 78759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Campbell (973) 727-7379

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( 0 )

Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Public, LLC
(Name of Corporation, Partnership or other organization)

Robert Campbell
(Authorized Signature)

Dated the 26th day of September, 20 016.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning September 1, 2015 and ending August 31, 2016
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,407,483 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 4,403,380 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 25,140 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 4,428,520 |
| 2d. SIPC Net Operating Revenues | $ 0 |
| 2e. General Assessment @ .0025 | $ 0 |

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